UNITED STATES
`SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*

DYNEX CAPITAL INC
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
26817Q506
(CUSIP number)
Thomas B. Akin
Talkot Capital, LLC
2400 Bridgeway, Suite 200
Sausalito, CA 94965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Thomas Bruce Akin
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	     (a)	 / /
                                                          (b) 	/x/
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  PF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)			                   			      / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF            7 	SOLE VOTING POWER
SHARES                  210,281
BENEFICIALLY         --------------------------------------------------------
OWNED BY             8	SHARED VOTING POWER
EACH                    763,431
REPORTING            --------------------------------------------------------
PERSON               9	SOLE DISPOSITIVE POWER
WITH                    210,281
                     --------------------------------------------------------
                     10	SHARED DISPOSITIVE POWER
                        763,281
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   210,281
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*	                                        		 / /
-----------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   1.84%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   IN



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Talkot Crossover Fund, L.P.
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* 	(a)	     / /
                                                     (b)      /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  GF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)						                        / /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                 -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	 SHARED VOTING POWER
EACH                   -0-
REPORTING           ---------------------------------------------------------
PERSON              9	 SOLE DISPOSITIVE POWER
WITH                   -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                       -0-
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   553,150
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*	                                   								/ /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.83%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

   GR


ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Dynex Capital Inc. ("DX"). The principal executive office of DX is located at 10900 Nuckols Road, 3rd Floor, Glen Allen, Virginia 23060.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

The names of the persons filing this statement are Thomas Bruce Akin (Thomas
Akin), and the Talkot Crossover Fund (the Fund).

     (a) The names of the persons filing this statement are Thomas Bruce Akin ("Thomas Akin"), Talkot Crossover Fund, L.P. ("the Fund"), (collectively, the "Filers").

     (b) The address of the filers is 10 Via El Verano, Tiburon, CA 94920. The Talkot Crossover Fund, L.P. is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965.

     (c) Thomas Akin is the Managing General Partner of the Talkot Crossover Fund, L.P. which is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser         Source of Funds         Amount

Thomas Akin             PF                $2,371,356
The Fund                GF                $5,483,776


ITEM 4. PURPOSE OF TRANSACTION.

The Filers have acquired the Stock primarily for investment. The Filers feel DX to be an undervalued asset with significant earnings capabilities. The Filers intend to review continuously their options with respect to their investment in the Stock and expressly reserve their right to (a) purchase additional shares of the Stock; (b) dispose of all or part of their holdings of the Stock by public or private sales or otherwise, at such prices and on such terms as they may deem advisable; or (c) take such other action with respect to their investment in the Stock as they may deem appropriate, including meeting or consulting with the management or the Board of Directors of DX to discuss DX's assets, corporate structure, dividend policies, capital operations, properties management and personnel or potential extraordinary transactions such as a merger, reorganization or liquidation of DX or any of its assets or subsidiaries, and contacting other stockholders of DX to discuss corporate strategy or any of the foregoing matters.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  Aggregate number and percentage of securities beneficially owned:

Thomas Akin is the direct beneficial owner of 210,281 shares of Common
Stock, representing approximately 1.84% of Dynex's Common Stock, which amount includes 83,906 shares of Common Stock that may be acquired by Mr. Akin upon the conversion of shares of preferred stock of Dynex held by Mr. Akin.
Talkot Crossover Fund, L.P. is the direct beneficial owner of 553,150 shares of Common Stock, representing approximately 4.83% of Dynex's Common Stock, which amount includes 103,150 shares of Common Stock, that may be acquired by the Fund upon the conversion of shares of preferred stock of Dynex held by the Fund. By virtue of the relationship between Mr. Akin and the Fund described in Item 2, Mr. Akin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund. Ownership percentages of Common Stock is based upon the common shares outstanding per Dynex's Form 10-Q Report for the Quarter ended March 31, 2000 (11,444,099 shares of Common Stock outstanding at March 31, 2000 reflecting a one-for-four reverse Common Stock split effective August 2, 1999), plus the 180,281 shares of Common Stock into which the Dynex preferred stock collectively held by the Mr. Akin and the Fund is convertible.


(b)	 The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                    Aggregate
                    Beneficially
                    Owned               Voting Power         Dispositive Power
Name                Number     Percent  Sole     Shared      Sole     Shared

Thomas Akin        210,281      1.84%   210,281  763,431     210,281  763,431
The Fund           553,150      4.83%   -0-      -0-         -0-      -0-


(c)	 Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since June 23, 2000.


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Common Stock        Share ($)

The Fund	        P	         5/10/00	    15,000		            $2.06100
The Fund	        P	         5/26/00	    25,000		            $1.28060
The Fund	        P	         6/07/00	    25,000	        	    $1.39810
The Fund	        P	         6/14/00    	25,000        		    $1.91560
The Fund	        P	         6/16/00    	95,000        		    $1.41516
Thomas Akin	     P	         6/19/00	    25,000		            $1.41560


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
                                   					9.75% Series A (1)

The Fund	        P	         4/25/00	     2,000         		    $4.24630
The Fund	        P     	    4/26/00	       500	         	    $4.30000
The Fund	        P     	    4/27/00	       100		             $5.42000
The Fund	        P	         4/28/00	       100	         	    $5.17000
The Fund	        P	         6/01/00    	 1,000         		    $5.28500
The Fund	        P	         6/05/00    	   200	         	    $4.72000
The Fund	        P	         6/07/00	       100	         	    $5.17000
The Fund       	 P	         6/08/00	       700	         	    $5.04143
The Fund       	 P     	    6/09/00    	   500	         	    $5.05000
The Fund	        P     	    6/12/00    	 1,200	         	    $6.90750
The Fund	        P	         6/13/00	    10,000	         	    $6.89650
The Fund	        P	         6/15/00	     2,000		             $7.27750


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
                                   					9.55% Series B (1)

The Fund	        P     	    4/28/00	       100		            $5.54500
The Fund       	 P	         5/03/00	       500		            $6.55000
The Fund	        P     	    5/10/00	     2,000		            $6.09000
The Fund	        P	         5/18/00     	  600		            $5.29500
The Fund	        P	         5/26/00	     1,500		            $4.40500
The Fund	        P     	    6/01/00	       400		            $5.37000
The Fund	        P     	    6/05/00	     1,000        		    $5.03500
The Fund	        P     	    6/05/00	     3,200	        	    $5.01689
The Fund	        P     	    6/07/00     	2,000	        	    $5.02750
The Fund	        P	         6/12/00	       400	        	    $6.30750
The Fund	        P     	    6/13/00     	1,200		            $6.74080
Thomas Akin	     P	         6/19/00     	5,000        		    $7.96050
Thomas Akin	     P	         6/19/00     	2,000        		    $7.96500
Thomas Akin    	 P	         6/21/00	     5,000	        	    $7.50680


                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred Stock     Share ($)
                                   					9.73% Series C (1)

The Fund	        P	         4/24/00	       300        		    $ 6.32000
The Fund	        P	         5/10/00     	1,000	        	    $ 7.03500
The Fund	        P     	    5/11/00     	3,100	        	    $ 5.52484
The Fund	        P	         5/30/00     	  100		            $ 6.17000
The Fund	        P          6/01/00	       600        		    $ 6.54500
The Fund	        P	         6/07/00        300		            $ 6.07000
The Fund	        P	         6/09/00	     1,300	        	    $ 6.03154
The Fund       	 P	         6/12/00     	1,400		            $ 7.38781
The Fund       	 P	         6/13/00	       400	        	    $ 8.05750
The Fund       	 P	         6/16/00     	1,000	        	    $ 8.41000


(1) Each preferred share is exercisable into 1/2 share of Dynex Capital common stock.


The persons filing this statement effected the above transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since June 21, 2000. Transactions effected above include the purchase of shares of Common Stock plus Common Stock into which the Dynex preferred stock is convertible.

All transactions were executed as open market transactions. The Filers beneficially owned more than five percent of the outstanding shares of the Stock as of August 9, 1999.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Thomas Akin is the Managing General Partner of the Fund. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 29, 1999



/s/ Thomas Bruce Akin
Thomas Bruce Akin



TALKOT CROSSOVER FUND, L.P.




By:  /s/  Thomas Bruce Akin
Thomas Bruce Akin, Managing General Partner